UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

ProQR Therapeutics N.V.

(Name of Issuer)

Ordinary Shares, nominal value 0.04 EUR per share

(Title of Class of Securities)

N71542109

(CUSIP Number)

December 21, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N71542109

(1)	NAMES OF REPORTING PERSONS Eli Lilly and Company 35-0470950
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 13,371,562
	(6)	SHARED VOTING POWER N/A
	(7)	SOLE DISPOSITIVE POWER 13,371,562
	(8)	SHARED DISPOSITIVE POWER N/A

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,371,562
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13G

Item 1 (a)	Name of issuer:

ProQR Therapeutics N.V.

(b)	Address of issuer’s principal executive offices:

Darwinweg 24

Leiden P7 2333CR

Item 2 (a)	Name of person filing:

This Statement is filed on behalf of Eli Lilly and Company, an Indiana corporation

(b)	Address or principal business office or, if none, residence:

Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285

(c)	Citizenship:

Eli Lilly and Company is an Indiana corporation.

(d)	Title of class of securities:

Ordinary Shares, nominal value 0.04 EUR per share

(e)	CUSIP No.:

N71542109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

13,371,562

(b)	Percent of class:

16.6%

Based on the representation and warranty set forth in a Share Purchase Agreement dated December 21, 2022 between the Issuer and Reporting Person (“the SPA”), that 71,434,624 Ordinary Shares were issued and outstanding on December 21, 2022 and the 9,381,586 Ordinary Shares purchased by the Reporting Person pursuant to the SPA.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

13,371,562

(ii)	Shared power to vote or to direct the vote

N/A

(iii)	Sole power to dispose or to direct the disposition of

13,371,562

(iv)	Shared power to dispose or to direct the disposition of

N/A

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

ELI LILLY AND COMPANY

By:	*
Authorized Signatory

/s/ Christopher Anderson
*By:	Christopher Anderson
Attorney–in-Fact

This Schedule 13G was executed pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney for Eli Lilly and Company was filed as an attachment to a filing by Eli Lilly and Company on Schedule 13G for Forma Therapeutics Holdings, Inc. on February 10, 2022.